EDAP TMS S.A. ANNOUNCES APPOINTMENT TO BOARD OF DIRECTORS

Vaulx-en-Velin, France, October 2, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced the appointment of Mr. Pierre Beysson to the Board of Directors. Mr. Beysson replaces Mr. Christian Baillet who recently resigned.

Mr. Pierre Beysson is the current chief financial officer of Compagnie des Wagons-Lits, the on-board train service division of Accor, a French multinational hotel and business service group. Previously, he served in a number of senior financial positions with global companies including Nixdorf Computers, Trane, AM International and FMC. Mr. Beysson is a CPA and holds an MBA degree from the Harvard Business School.

The company also announced that Mr. Christian Baillet, the managing director and a board member of Quilvest Group, has resigned from the EDAP TMS S.A. board after nine years of service.

"Pierre brings a wealth of knowledge and experience to EDAP's board. He has a strong financial background, which will serve him well as the chair of the audit committee, and will help him to contribute creatively to our future direction and growth," said Philippe Chauveau, Chairman and Chief Executive Officer of EDAP TMS S.A. Mr. Chauveau extended special appreciation to Mr. Baillet commenting, "Christian has played a key role in EDAP's strategic direction and we will greatly miss his counsel."

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.